Mail Stop 3561

November 25, 2008

Ignacio Antonanzas
Chief Executive Officer
Enersis S.A.
Avenida Santa Rosa 76, Santiago
Santiago, Chile

> **Re:** **Enersis S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 6, 2008**
> **Written Response dated October 28, 2008**
> **File No. 1-12440**

Dear Mr. Antonanzas:

We have reviewed your response to our letter dated October 28, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

1. We note your response to prior comment one of our letter dated September 24, 2008, however, we re-issue this comment. Though we note that you have discussed several of the trends you reference in your response in the context of your results of operations, you do not discuss them in the context of trends. Please confirm that you will provide all of the information you have provided in response to prior comment one in future Form 20-Fs as part of your trend disclosure, as applicable.

2. We note your response to prior comment three of our letter dated September 24, 2008 and your proposed revisions. Specifically, we note your indication that "effective disclosure controls and procedures are designed only to provide reasonable assurance of achieving their control objectives." Please revise this disclosure to state, if true, that your disclosure controls and procedures were designed and are effective at the reasonable assurance level as your proposed disclosure does not specifically indicate this.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Babula, Accountant, at (202) 551-3339, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director